OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Calais Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

127907-10-3

(Cusip Number)

Melvin W. Martin
47340 Greenhill Road, Chilliwack, B.C. V2R 4T2
Telephone: 604-858-8705

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 127907-10-3			Page 3 of 5

1.	Name of Reporting Person: Melvin W. Martin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 521,900 shares

		8.	Shared Voting Power: 69,009 shares

		9.	Sole Dispositive Power: 521,900 shares

		10.	Shared Dispositive Power: 69,009 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,487,831 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.4%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D CUSIP No. 127907-10-3	Page 4 of 5

Item 1. Security And Issuer

     This Statement relates to the Common Stock of Calais Resources, Inc., a company organized under the laws of British Columbia, Canada. The principal executive offices of the Company are located at 8400 East Crescent Parkway, Suite 600, Greenwood Village, Colorado 80111.

Item 2. Identity and Background

     The identity and business/residential address of the reporting person is Melvin W. Martin, 47340 Greenhill Road, Chilliwack, B.C., V2R 4T2.

     The reporting person serves as a Director of the Company and is otherwise retired.

     The reporting person has not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

     The reporting person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

     This Schedule 13D reports the following transactions: (All dollar amounts are in US dollars unless otherwise indicated as Canadian dollars by the symbol Cnd.)

Securities	Amount/Source of Funds
10,000 shares of common stock	On February 25, 2004, 397157 BC Ltd, a company in which Mr. Martin is the sole owner of, acquired 10,000 shares of common stock at a price of $1.75 per share.

600 shares of common stock	On June 21, 2004, Mr. Martin sold 600 shares of common stock at a price of $1.05 per share pursuant to a Rule 10b-5 Sales Plan.

Item 4. Purpose of Transaction

     The reporting person acquired these shares for investment purposes.

SCHEDULE 13D CUSIP No. 127907-10-3	Page 5 of 5

Item 5. Interest in the Securities of the Issuer

     (a) The reporting person’s aggregate interest and percentage of common stock of Calais Resources, Inc. equals 1,487,831 shares (7.4 % of the shares of common stock outstanding) of which 896,922 shares may be acquired pursuant to a convertible debenture. The shares of common stock and the convertible debenture described above are the only interest the reporting person has in Calais Resources, Inc. common stock.

     (b) The reporting person has sole voting and sole dispositive power with respect to 521,900 shares of common stock. The reporting person has shared voting and dispositive power with respect to 69,009 shares of common stock of Calais Resources, Inc., which shares are held by his wife in a Canadian Registered Retirement Savings Plans (RRSP).

     (c) N/A

     (d) N/A

     (e) N/A

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7. Material to be Filed as Exhibits

     N/A

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2004	By:	/s/ Melvin W. Martin

ATTENTION:	Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18USC1001)